GREGORY B. LIPSKER, PLLC

ATTORNEY AT LAW

1017 WASHINGTON MUTUAL FINANCIAL CENTER

601 WEST MAIN AVENUE

SPOKANE, WASHINGTON   99201-0677

Telephone: (509) 232-2219

Facsimile: (509) 455-8483

glipsker@aol.com

December 21, 2009

Attention: Mr. Ryan Houseal

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

Re:

Butte Highlands Mining Company

Registration Statement on Form 10

Filed May 5, 2009
File No. 000-53662

Dear Mr. Houseal,

We have reviewed the November 3, 2009 Staff Comments concerning the Form 10 filing by Butte Highlands Mining Company and we offer the following responses.

Comment 1.

The disclosure about the rights and obligations of the parties has been expanded and the allocation of the contingent liabilities that may arise have been addressed.

Comment 2.

The Risk Factors in Item 1A have been reformatted as requested

Comment 3.

The first Risk Factor now addresses the Company’s possible environmental liability arising from historic mining operations on the Company’s properties as well as the uncertainties regarding the enforceability or effectiveness of the allocation of environmental liabilities under the asset sale agreement.

Comment 4.

The liquidity and capital resources subsection has been expanded to quantify the company’s estimated capital needs for the next 12 months. As stated in the text, the company anticipates that it will have adequate assets to meet its anticipated need for funds over the next 12 months.

Comment 5.

Management of the Company  has conferred with their auditors concerning the report as submitted for the December 31, 2008 restatement of its financial statements.   The standards under AU Section 561 require that the revised financial statements be issued with a footnote disclosure of the correction and to be referred to in the auditor’s report.  The auditor’s report was dual dated with a separate date in reference to the new footnote.  The additional information which could have been contained in a separate paragraph of the audit report is considered to be an emphasis of a matter and as such it is at the discretion of the auditor as to the inclusion of the paragraph or not as referred to in AU Section 420 and 508.  In this case, since there was no change in the total shareholders’ equity and the correction was between the amounts reported in accumulated deficit and other comprehensive income, an additional paragraph was deemed to be not necessary under the reporting standards.  Although the emphasis of a matter paragraph is at the discretion of the auditor, they have reviewed the situation and will upon reissuance of the financial statements include the summary paragraph with their reissued report.  The addition of the paragraph to the report should meet any disclosure concerns since it is the expected modification, although the current outstanding report is in compliance with professional standards.

Comment 6.

Exhibit 10.1. Asset Purchase Agreement has been re-filed as requested

Comments 7 and 8.

An amended Form 10Q for the June 30, 2009 with the revised financial statements and certifications has been filed. The Company has also filed a Form 8K regarding the financial statements for the year ended December 31, 2008.

For your information and to avoid any confusion, the Company’s auditors have undergone a name change since the filing of the last amendment. Williams & Webster, P.S. has changed its name to BehlerMick PS.

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 993-9310.

Very truly yours,

Gregory B. Lipsker, PLLC

    /s/ Gregory B. Lipsker

By: _____________________

      Gregory B. Lipsker

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